UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.        )*

OceanPal Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

Y6430L103
(CUSIP Number)

Attn: Mr. Ioannis Zafirakis Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Semiramis Paliou

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Greece

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
0

8.	SHARED VOTING POWER

1,606,228

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,606,228

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,606,228

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.2%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	Y6430L103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tuscany Shipping Corp.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,301,827

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,301,827

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,301,827

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.8%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”). The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of Semiramis Paliou (“Paliou”), a citizen of Greece, and Tuscany Shipping Corp., a Marshall Islands corporation (“Tuscany”). Paliou and Tuscany are collectively referred to as the “Reporting Persons.”  Paliou is the owner of all of the issued and outstanding shares of Tuscany, and may be deemed to have beneficial ownership of the Shares beneficially owned by Tuscany.

The principal business address for Reporting Persons is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Persons have not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Tuscany acquired an aggregate of 1,301,827 Shares in connection with the spin-off transaction of the Issuer from Diana Shipping Inc. effected on November 29, 2021, in which Tuscany was a beneficial shareholder of an aggregate of 13,018,276 common shares of Diana Shipping Inc. as of the record date for the spin-of transaction.  In connection with the spin-off transaction, each shareholder of Diana Shipping Inc. received one common share of the Issuer for each 10 common shares of Diana Shipping Inc. that it held as of the record date.  Any fractional shares were rounded up to the nearest whole share.

Item 4.	Purpose of Transaction.

Paliou is a director and the Chairperson of the Board of Directors and the Executive Committee of the Issuer and may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons acquired the Shares in connection with the spin-off transaction as described herein solely for investment purposes.  The Reporting Persons, at any time and from time to time, may acquire additional Shares, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares they own depending upon an ongoing evaluation of their investment in the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.  The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others. In addition, the Reporting Persons are in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a. & b.) As of December 10, 2021, the Issuer had 8,820,240 Shares outstanding.  Based on the foregoing, the following persons report beneficial ownership of the following Shares:

Tuscany is the record holder of 1,301,827 Shares, representing 14.8% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. 4 Sweet Dreams S.A. (“4 Sweet Dreams”) is the holder of 304,401 Shares representing 3.4% of the Issuer’s issued and outstanding Shares, which Paliou indirectly may be deemed to beneficially own, as the result of her ability to control the vote and disposition of such entity. Therefore, Paliou may be deemed to, indirectly, beneficially own 1,606,228 Shares, representing 18.2% of the Issuer’s issued and outstanding shares.

Tuscany has the sole power to vote or direct the vote of 0 shares and has the shared power to vote or direct the vote of 1,301,827 Shares. 4 Sweet Dreams has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 304,401 Shares. Therefore, Paliou has the sole power to vote or direct the vote of 0 Shares and has the shared power to vote or direct the vote of 1,606,228 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the persons enumerated in Item 2 during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the spin-off transaction effected on November 29, 2021, Tuscany and certain other shareholders of the Issuer entered into a registration rights agreement, pursuant to which the Issuer agreed to register on a resale registration statement under the Securities Act of 1933, as amended, the common shares of the Issuer held by Tuscany and the other shareholders.

Item 7.	Material to be Filed as Exhibits.

Exhibit A Joint Filing Agreement dated December 10, 2021 among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 10, 2021
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative

/s/ Semiramis Paliou
Semiramis Paliou*

* The Reporting Person specifically disclaims beneficial ownership of the securities reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13D, dated December 10, 2021, and any further amendment thereto, relating to the Common Stock, par value $0.01, of OceanPal Inc. shall be filed on behalf of the undersigned.

December 10, 2021
-----------------------
(Date)

Tuscany Shipping Corp. By /s/ Semiramis Paliou
Semiramis Paliou Authorized Representative

/s/ Semiramis Paliou
Semiramis Paliou